UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 16, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 Rights Issue Prospectus, Timetable, Trading Update - dated 16 September 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: September 16,  2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: September 16,  2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE PEOPLE'S REPUBLIC OF CHINA, HONG KONG, JAPAN, THE REPUBLIC OF SOUTH AFRICA AND ANY OTHER JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

THIS ANNOUNCEMENT IS AN ADVERTISEMENT AND DOES NOT CONSTITUTE A PROSPECTUS OR PROSPECTUS EQUIVALENT DOCUMENT. INVESTORS SHOULD NOT ACQUIRE ANY SECURITIES REFERRED TO IN THIS ANNOUNCEMENT EXCEPT ON THE BASIS OF INFORMATION CONTAINED IN THE PROSPECTUS.

16 September 2013

Rights Issue Prospectus and Timetable and Trading Update

On 30 July 2013, Barclays announced an underwritten rights issue to raise approximately £5.8 billion (net of expenses) (the "Rights Issue"). Under the terms of the Rights Issue, Barclays is offering 3,219,067,868 New Ordinary Shares by way of rights to Qualifying Shareholders at 185 pence per New Ordinary Share. The Rights Issue is being made on the basis of one New Ordinary Share for every four Existing Ordinary Shares held by Shareholders at close of business on 13 September 2013, the Record Date.

1. Publication of the Prospectus

Barclays is pleased to announce that it has today published the Prospectus for the Rights Issue in accordance with the Prospectus Rules of the UK Listing Authority.
The Prospectus will shortly be available on the Company's website Barclays.com/rightsissue. In addition, the Prospectus will be submitted to the National Storage Mechanism, where it will shortly be available for inspection at www.morningstar.co.uk/uk/NSM.

In the United States and Canada, the Rights Issue will be made pursuant to the US Prospectus and the Canadian Offering Memorandum respectively. Barclays expects to file the US Prospectus today with the SEC and it will thereafter be available free of charge on the SEC's website at www.sec.gov. In addition, the US Prospectus and the Canadian Offering Memorandum will be available later today to US and Canadian holders of Existing Ordinary Shares or holders of ADSs, wherever located, on the Company's website Barclays.com/rightsissue.

2. Timetable

The expected timetables of the principal events under the Rights Issue in respect of the New Ordinary Shares and the ADSs are set out in the Appendix to this announcement.

3. Admission

Application has been made to the UK Listing Authority for the New Ordinary Shares to be admitted to the premium listing segment of the Official List, and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. It is expected that admission to listing of the New Ordinary Shares, nil paid, and dealings in the New Ordinary Shares, nil paid, on the London Stock Exchange's main market for listed securities will commence at 8.00 a.m. on 18 September 2013.

4. Current trading and prospects

Consistent with the Interim Results, Barclays continues to remain cautious about the environment in which it operates and its focus remains on costs, capital, leverage and returns in order to drive sustainable performance improvements.

The Group's adjusted income for July and August 2013 was £0.5 billion lower than in the comparable period in 2012. As a result, the Group's adjusted income for the eight month period to 31 August 2013 was down 5% compared with those months in 2012. Adjusted income for the Group, excluding the Investment Bank, for July and August 2013 was broadly flat versus those months in 2012. Income in the Investment Bank for July and August 2013 was significantly below those months in 2012, with lower income in FICC partially offset by growth in Equities and Prime Services. The daily income run rate in the Investment Bank in the current month to 12 September 2013 (being the latest practicable date prior to the publication of the Prospectus) was moderately ahead of the daily income run rate for the months of July and August 2013 and below that for September 2012.

Group impairments in July and August 2013 were broadly consistent with those months in 2012 and Barclays continues to observe similar trends to those seen in the six month period ended 30 June 2013 with delinquency rates stable, a low, stable annualised Loan Loss Rate below the Group's long term average, and improvements in wholesale lending reflecting lower impairment charges in Europe.

Cost control remains a critical component for Barclays to achieve its commitments, with an expectation of £1.2 billion of Costs to Achieve ("CTA") Transform in 2013, reflecting the acceleration of £200 million of the £2.7 billion total as previously disclosed and having recognised £640 million during the six months ended 30 June 2013 on restructuring and investment, predominantly in the Investment Bank and Europe Retail and Business Banking. Barclays remains focused on cost efficiency and is on track to meet the £18.5 billion cost target, excluding CTA, for 2013.

ENQUIRIES

For further information, please contact:

Barclays PLC

Analysts and Investors
Charlie Rozes
+44 (0) 20 7116 5752

Media
Giles Croot
+44 (0) 20 7116 6132

The Barclays Shareholder Helpline*
0871 384 2711 (from inside the UK)
+44 121 415 0094 (from outside the UK)

Barclays Investment Bank: Sole Global Co-ordinator and Joint Bookrunner
+44 (0) 20 7623 2323
Jim Renwick
Kunal Gandhi

Credit Suisse: Sponsor, Joint Bookrunner and Initial Underwriter
+44 (0) 20 7888 8888
James Leigh-Pemberton
Nick Koemtzopoulos
Lewis Burnett

Deutsche Bank: Joint Bookrunner and Initial Underwriter
+44 (0) 20 7545 8000
Tadhg Flood
Neil Kell

BofA Merrill Lynch: Joint Bookrunner and Initial Underwriter
+44 (0) 20 7628 1000
Oliver Holbourn
Arif Vohra

Citi: Joint Bookrunner and Initial Underwriter
+44 (0) 20 7986 4000
John Sandhu
Alex Carter

*Calls to the 0871 Barclays Shareholder Helpline number are charged at 8 pence per minute (excluding VAT) plus network extras. Calls to the Barclays Shareholder Helpline from outside the UK will be charged at appropriate international rates. Different charges may apply to calls from mobile telephones. Calls may be recorded and randomly monitored for security and training purposes. Please note that the Barclays Shareholder Helpline operators cannot provide advice on the merits of the Rights Issue, nor give financial, tax, investment or legal advice. The Barclays Shareholder Helpline operators can advise you on the choices that are available to you and the actions that you should take once you have decided what you wish to do.

APPENDIX

Set out below are the expected timetables of principal events under the Rights Issue in respect of the New Ordinary Shares and the ADSs.

Each of the times and dates contained in these timetables are indicative only and may change. If they do change, the Company will notify the FCA, the London Stock Exchange and, where applicable, Qualifying Shareholders or ADS holders.

1. Expected timetable for principal events relating to the New Ordinary Shares

All times referred to in this timetable are London times.

Record Date for entitlement under the Rights Issue for Qualifying Shareholders and Qualifying Sharestore Members	2013 Close of business on 13 September
Despatch of Provisional Allotment Letters and Sharestore Forms of Instruction	17 September
Admission	8.00 a.m. on 18 September
Dealings in New Ordinary Shares, nil paid, commence on the London Stock Exchange	8.00 a.m. on 18 September
Existing Ordinary Shares marked "Ex-Rights" by the London Stock Exchange	8.00 a.m. on 18 September
Nil Paid Rights credited to stock accounts in CREST	As soon as practicable after 8.00 a.m. on 18 September
Nil Paid Rights and Fully Paid Rights enabled in CREST	As soon as practicable after 8.00 a.m. on 18 September
Latest time and date for acceptance and payment by settlement of an MTM instruction in CREST	2.00 p.m. on 2 October
Latest time and date for receipt of an acceptance, instruction and payment by returning a Provisional Allotment Letter or a Sharestore Form of Instruction and registration of renounced Provisional Allotment Letters
11.59 p.m. on 2 October
Results of Rights Issue to be announced	8.00 a.m. on 4 October
Dealings in New Ordinary Shares, fully paid, commence on the London Stock Exchange	8.00 a.m. on 4 October
____________________
Note:
(1) The ability to participate in the Rights Issue is subject to certain restrictions relating to Qualifying Shareholders with registered addresses or located or resident in jurisdictions outside the UK, details of which are set out in the Prospectus.
(2) Different deadlines and procedures for applications may apply in certain cases. For example, if you hold your Existing Ordinary Shares through a CREST member or other nominee, that person may set an earlier date for application and payment than the dates noted above.

2. Expected timetable for principal events relating to the ADSs

All times referred to in this timetable are New York City times.

Record Date for entitlement under the Rights Issue for ADS holders	2013 5.00 p.m. on 13 September
Posting of ADS rights certificates to ADS holders	On or about 18 September
ADS rights exercise period commences	9.00 a.m. on 18 September
ADSs are quoted "Ex-Rights" on the NYSE	9.30 a.m. on 19 September
ADS rights exercise period ends	2.30 p.m. on 1 October
Delivery of New Ordinary Shares to custodian of ADS Depositary on account of ADS rights subscribed and issuance and delivery of the New ADSs promptly thereafter	On or after 4 October
Trading in new ADSs on NYSE commences	On or after 4 October

The terms defined in the Prospectus published today shall have the same meaning when used in this announcement.

This announcement shall not constitute, or form part of, an offer to sell, an invitation to induce an offer or a solicitation of an offer to buy or subscribe for securities, nor shall there be any sale of securities referred to in this announcement, in any jurisdiction in which such offer, invitation, solicitation, or sale would be unlawful.

Notice to US investors and ADS holders

In the United States, the Rights Issue is being made pursuant to the prospectus (the "US Prospectus") that Barclays expects to file with the U.S. Securities and Exchange Commission (the "SEC") later today. The US Prospectus describes, among other things, how ADS holders are able to participate in the Rights Issue. Barclays has filed a registration statement on Form F-3 (Registration No. 333-173886) with the SEC for the offering to which this announcement relates (the "US Registration Statement"). Before you invest, you should read the US Registration Statement, as it may be amended from time to time, including the US Prospectus (when it is filed), and other documents Barclays has filed, and will file, with the SEC for more complete information about Barclays and the Rights Issue. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by accessing Barclays' website at Barclays.com/rightsissue. Alternatively, copies of the US Prospectus may be obtained by contacting D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, +1 (212) 269-5550 (call collect) or +1 (800) 269-6427 (toll free from the US or Canada).

Notice to Canadian investors

In Canada, the Rights Issue is being made pursuant to a Canadian offering memorandum that includes the US Prospectus (the "Canadian Offering Memorandum"). The Canadian Offering Memorandum is available for free by accessing Barclays' website at Barclays.com/rightsissue. If you are a holder in Canada of Existing Ordinary Shares or ADSs of Barclays, you should have received a notice informing you of how to access the Canadian Offering Memorandum electronically; alternatively, you may contact the bank, broker or financial intermediary through which you hold your Existing Ordinary Shares or ADSs to request a copy of the Canadian Offering Memorandum. Copies of the Canadian Offering Memorandum may also be obtained by contacting D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, +1 (212) 269-5550 (call collect) or +1 (800) 269-6427 (toll free in the US and Canada).

Notice to all investors

Barclays Bank PLC, Credit Suisse Securities (Europe) Limited, Deutsche Bank AG, London Branch, Citigroup Global Markets Limited, Merrill Lynch International, J.P. Morgan Securities plc, RBC Europe Limited (trading as RBC Capital Markets), Morgan Stanley Securities Limited, which are each authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, Credit Suisse AG, London Branch which is authorised and regulated by FINMA in Switzerland, authorised by the Prudential Regulation Authority in the United Kingdom and subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority in the United Kingdom (details about the extent of Credit Suisse AG, London Branch's regulation by the Prudential Regulation Authority are available from Credit Suisse, AG London Branch on request) and Deutsche Bank AG which is authorised under German Banking Law (Competent authority: BaFin - Federal Financial Supervising Authority) and authorised and subject to limited regulation by the Financial Conduct Authority in the United Kingdom, BNP Paribas which is authorised under French Banking Law (competent authority: Autorité de Contrôle Prudentiel), Banco Santander S.A. which is authorised under Spanish Banking Law (Competent authority: Bank of Spain and Comisión Nacional del Mercado de Valores), Mediobanca - Banca di Credito Finanziario S.p.A. which is authorised under Italian Banking Law (Competent authority: Banca D'Italia and Commissione Nazionale per le Società e la Borsa), ING Bank N.V. which is authorised under Dutch Banking Law (Competent authority: Autoriteit Financiële Markten and De Nederlandsche Bank), ABN AMRO Bank N.V. which is authorised under Dutch Banking Law (Competent authority: Autoriteit Financiële Markten and De Nederlandsche Bank) and SMBC Nikko Capital Markets Limited which is regulated by the Financial Conduct Authority in the United Kingdom (together, the "Banks"), are acting exclusively for Barclays and are acting for no one else in connection with the Rights Issue and will not regard any other person as a client in relation to the Rights Issue and will not be responsible to anyone other than Barclays for providing the protections afforded to their respective clients, nor for providing advice in connection with the Rights Issue or any other matter, transaction or arrangement referred to herein. Apart from the responsibilities and liabilities, if any, which may be imposed on Credit Suisse Securities (Europe) Limited as sponsor by the FSMA, none of the Banks accept any responsibility or liability whatsoever for, or make any representation or warranty, express or implied with respect to, the contents of this announcement, including its accuracy, fairness, sufficiency, completeness or verification or for any other statement made or purported to be made by it, or on its behalf, in connection with Barclays or Nil Paid Rights, Fully Paid Rights, Provisional Allotment Letters, New Ordinary Shares or the Rights Issue and nothing in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or future. Each of the Banks accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this announcement or any such statement.

This announcement is not a prospectus or an extract from, a summary or abridged version of a prospectus but an advertisement and is for information purposes only and does not constitute or form part of any offer or invitation to sell, or an invitation to induce an offer or issue, or any solicitation of any offer to acquire Nil Paid Rights, Fully Paid Rights or New Ordinary Shares or to take up any entitlements to New Ordinary Shares in any jurisdiction in which such an offer or solicitation is unlawful. Investors should not acquire any Nil Paid Rights, Fully Paid Rights or New Ordinary Shares referred to in this announcement except on the basis of information contained in the Prospectus or the US Registration Statement (including the US Prospectus) (as applicable). The information contained in this announcement is for background purposes only and does not purport to be full or complete. No reliance may be placed for any purpose on the information contained in this announcement or its accuracy or completeness. The information is subject to change.

The distribution or release, directly or indirectly, of this announcement, the Prospectus and/or the Provisional Allotment Letter and/or Sharestore Form of Instruction and/or the transfer of Nil Paid Rights, Fully Paid Rights and/or New Ordinary Shares into a jurisdiction other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement and/or any related documents comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdictions.

Neither the content of Barclays' website (or any other website) nor any website accessible by hyperlinks on Barclays' website (or any other website) is incorporated in, or forms part of, this announcement.

Cautionary statement regarding forward-looking statements
This announcement may contain certain forward-looking statements with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "projected", "expect", "estimate", "intend", "plan", "goal", "believe", "achieve" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs, original and revised commitments and targets in connection with the Transform programme, deleveraging actions, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards (IFRS), evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK domestic, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the ability to implement the Transform programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. The list above is not exhaustive and there are other factors that may cause the Company's actual results to differ materially from the forward-looking statements contained in this announcement. Undue reliance should, therefore, not be placed on such forward-looking statements in this announcement. You are also advised to read carefully the risk factors set out on in the section entitled "Risk Factors" in the Prospectus or US Prospectus (as applicable) for a discussion of certain factors that should be considered when deciding what action to take in relation to the Rights Issue.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the FCA, the London Stock Exchange, the Prospectus Directive, the Listing Rules, the Disclosure and Transparency Rules, the SEC or applicable law, Barclays, the Banks and their respective affiliates expressly disclaim any obligation or undertaking to update, review or revise any forward-looking statement contained herein to reflect any change in Barclays' expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or otherwise. The reader of this announcement should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the London Stock Exchange and/or has filed or may file with the SEC.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Barclays share for the current or future financial years will necessarily match or exceed the historical published earnings per Barclays share.

You are advised to read this announcement and the Prospectus, the US Prospectus or the Canadian Offering Memorandum (as applicable) in their entirety for a further discussion of the factors that could affect Barclays' future performance. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this announcement may not occur.